Mail Stop 3561

September 17, 2009

Jeffrey R. Hines
President and Chief Executive Officer
The York Water Company
130 East Market St. York, Pennsylvania 17401

  Re: **The York Water Company**
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed March 11, 2009
     File No. 001-34245

Dear Mr. Hines:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       H. Christopher Owings
       Assistant Director